

July 11, 2022

Lou Rassey
Chief Executive Officer
Fast Radius, Inc.
113 N. May Street
Chicago, Illinois 60607

      Re: Fast Radius, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed June 24, 2022
          File No. 333-264427

Dear Mr. Rassey:

      We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 24, 2022

General

1.   We note your response to prior comment 2. It appears that the absence of expected cash from the exercise of warrants could have a material effect on your liquidity and cash flows and should therefore be discussed in materially complete detail. We would expect to see disclosure addressing management's view on the shortfall and that $179 million in financing that it previously believed would (or could) be available is no longer expected to be received.

2.   We note your response to prior comment 3. Please tell us, with a view to disclosure, the extent to which you considered Item 10(b)(3) of Regulation S-K concerning the disclosure on page 82 about projected revenue of $104 million for fiscal year 2022 in view of your

revenue of $6.3 million for the quarter ended March 31, 2022.

Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua M. Samek, Esq.